Exhibit 21.1
SUBSIDIARIES OF
ESCALON MEDICAL CORP.*

Jurisdiction
Name	of Incorporation
Sonomed, Inc.	New York, USA
Escalon Vascular Access, Inc.	Delaware, USA
Escalon Medical Europe GmbH	Germany
Escalon Digital Vision, Inc. D/B/A Escalon Digital Solutions	Delaware, USA
Escalon Pharmaceutical, Inc.	Delaware, USA
Drew Scientific Co. Limited	United Kingdom
Drew Scientific, Inc.	Texas, USA
JAS Diagnostics, Inc.	Florida, USA
BioCode Hycel Holdings	France
Escalon Holdings, Inc.	Delaware, USA
Escalon IP Holdings, Inc.	Delaware, USA
Escalon Vascular IP Holdings	Delaware, USA
Sonomed IP Holdings, Inc.	Delaware, USA
Drew Scientific Holdings, Inc.	Delaware, USA

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Escalon Medical Corp. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.